UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2003

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                          to

Commission file number 000-15637

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SILICON VALLEY BANK 401(k) AND

EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SILICON VALLEY BANCSHARES

3003 Tasman Drive

Santa Clara, California 95054-1191

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Silicon Valley Bank 401(k) and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards established by the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2003 and Schedule H, line 4j-schedule of reportable transactions for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

San Francisco, California
June 2, 2004

SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
Assets:

Non-interest bearing cash	$22,731	—

Investments, at fair value (note 3,4 and 5)	83,668,333	58,813,136

Receivables:
Participants’ contribution	—	180,399
Employer’s contribution	3,768,774	462,373
Pending trades due from broker	99,284	—
Accrued income	646	—
Total receivables	3,868,704	642,772

Total assets	87,559,768	59,455,908

Liabilities:
Administrative fees payable	2,025	—
Total liabilities	2,025	—

Net assets available for benefits	$87,557,743	$59,455,908

See accompanying notes to financial statements.

SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2003

Additions to net assets attributed to:
Investment income:
Interest	$83,298
Dividend	631,207
Net appreciation in fair value of investments	29,168,647
Total investment income	29,883,152

Contributions:
Participant	4,835,536
Employer	6,868,271
Rollovers	526,663
Total contributions	12,230,470

Deductions from net assets attributed to:
Benefits paid to participants	(13,931,210)
Loan fees and other	(80,577)
Total deductions	(14,011,787)

Net increase	28,101,835

Net assets available for benefits:
Beginning of year	59,455,908
End of year	$87,557,743

See accompanying notes to financial statements.

SILICON VALLEY BANK 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

(1)                          Description of Plan

The following description of the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)        General

The Plan is a defined contribution plan established by Silicon Valley Bank (the “Company”) on January 1, 1985.  Effective March 1, 1995, the Silicon Valley Bancshares Employee Stock Ownership Plan was merged with the Silicon Valley Bank 401(k) Plan.  The merged Plan was restated and renamed the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan.  Prior to December 31, 2002, assets of the Plan were included in the Silicon Valley Bank Retirement Plans Master Trust (the “Master Trust”) with the assets of the Silicon Valley Bank Money Purchase Pension Plan (the “MPP”).  The assets of the Master Trust were held by Fidelity Management Trust Company (“Fidelity”).  Effective December 31, 2002, the MPP was frozen and merged into the Plan. MPP assets of $10,799,770 were transferred to the Plan on December 31, 2002.  Participants will continue to vest at 20% per year in their MPP account.  The Company will not make any future contributions toward the MPP.

The Plan is intended to constitute a qualified profit sharing plan, as described in Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, and which also includes an employee stock ownership plan as described in Section 4975 (e) (7) of the IRC.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

(b)        Administration of Plan

The Company is the sponsor and administrator of the Plan.  Management and administration of the Plan is the responsibility of a committee appointed by the Company.  The Company has contracted with Fidelity to act as trustee and custodian and Fidelity Institutional Retirement Services to act as recordkeeper of the Plan.

(c)         Eligibility

Eligible employees become Plan participants on the first day of hire.  To be eligible, an employee must be age 18 or above and complete one hour of service as an employee of the Company.

(d)        Contributions

Effective January 1, 2003, the Plan was amended to allow highly compensated participants to contribute up to 75% of their pre-tax compensation, up to the maximum of the IRS annual contribution limits, or $12,000 in 2003. Effective October 1, 2002, non-highly compensated participants are allowed to contribute up to 75% of their pre-tax compensation as defined in the Plan (limited to 7% of pre-tax compensation for highly compensated participants), up to the maximum amount allowable under federal income tax regulations ($12,000 for 2003). Prior to October 1, 2002, participants could contribute up to 7% of their pre-tax compensation.  Upon approval by the Plan administrator, participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Effective January 1, 2002, the Plan was amended to allow participants age 50 and over an additional pre-tax contribution of $2,000 and $1,000 for 2003 and 2002, respectively.

The Company may, at its discretion, make matching 401(k) contributions as defined in the Plan. Effective January 1, 2003, the Plan was amended so that the Company will match the first 5% of pre-tax compensation that each participant contributes, which will vest immediately. Prior to January 1, 2003, the Company matched 100% of each participant’s contributions up to a maximum of $1,000 per year.

Discretionary ESOP contributions made by the Company to the Plan are allocated among the Plan participants based upon each eligible participant’s cash compensation excluding incentive pay and excluding IRC Section 401(k) and Section 125 deferrals (collectively “Pay”).  Discretionary ESOP contributions, which are based on Company performance, may range between 0% and 10% of Pay.  In 2003, the Company made discretionary ESOP contributions of approximately 5%.

(e)         Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.   Allocations are based on participant earnings or account balances, as defined in the Plan.  Certain fees may be charged to participant accounts, as defined in the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

(f)          Vesting

Participants are immediately vested in their contributions and Company 401(k) matching contributions plus actual earnings thereon.  All prior matching contributions of active participants become 100% vested as of January 1, 2003. Vesting in the Money Purchase Pension accounts, and discretionary ESOP contributions is based on years of service, as defined in the Plan, in accordance with the following schedule:

Years of Service	Vested Percentage

Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

In addition, a participant’s account becomes fully vested upon attaining normal retirement age while employed by the Company, upon termination by the Company due to a reduction in force, upon death or disability, or upon a covered termination as defined in the Plan.

(g)        Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used first to restore previously forfeited amounts of rehired participants’ accounts and are then used to pay administrator expenses and to reduce future Company contributions to the Plan.  Forfeited nonvested accounts totaled $775,568 and $576,126 at December 31, 2003 and 2002, respectively. During 2003, Company contributions to the Plan were reduced by $621 from forfeited nonvested accounts, and administrative expenses totaling $69,768 were paid from the forfeited nonvested accounts.

(h)        Investment Options

Participants may direct the investment of their Plan assets in any of the Plan’s investment options, except for the ESOP.  ESOP contributions are directed by the Plan administrator.  Investment options provide varying degrees of risk and return.

Participants may elect to invest in any of the funds in increments of 1% of their total contribution amounts, except that contributions allocated to the Silicon Valley Bancshares Common Stock Fund are limited to 25% of the amount available for each participant to direct.  Earnings or losses on these investments are applied to participants’ accounts as of the end of each day.  Participants may change their investment elections under the Plan at any time.

All ESOP contributions are invested in the Silicon Valley Bancshares Common Stock Fund and are not subject to investment direction by the participants. However, each participant who attains age 55 may transfer all or a portion of the amounts in his or her ESOP account into any of the other investment funds.

(i)         Participant Loans

Participants may borrow from the total of their individual contributions, including their rollover contributions, plus earnings thereon, an amount equal to a minimum of $1,000 up to a maximum equal to the lesser of $50,000, the participant’s vested account balance under the Plan, or 50% of the participant’s total vested account balance under this Plan or under any other qualified plan maintained by the employer for any related company.  Participants may also borrow from the total of their vested Company contributions.  Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participant Loan Account Fund.  Loan terms may be up to five years for personal loans or up to 15 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear fixed interest at a reasonable rate of interest as determined by the Plan administrator which provides a return commensurate with the prevailing interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Interest rates for loans outstanding at December 31, 2003 range from 4.00% to 10.50%.  Principal and interest are paid ratably through semi-monthly payroll deductions.

(j)          Payment of Benefits

On termination of employment by the Company or termination of service due to death, disability, retirement, a reduction in force by the Company, or a covered termination as defined in the Plan, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in their account.  Participants may also elect to be paid in annual installments or in the form of an annuity.  Participants may leave their assets in the Plan until the participant elects a form of distribution.  If the account balance is $5,000 or less, a distribution payment is made as a single lump sum upon termination.

(2)                          Summary of Accounting Policies

The accounting and reporting policies of the Plan conform with accounting principles generally accepted in the United States of America.

(a)        Basis of Financial Statement Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

(b)        Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

(c)         Administrative Expenses

Plan administrative expenses may be paid by the Company and any such expenses not paid by the Company shall be paid by the Plan.

(d)        Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Plan’s interest in the Master Trust was valued at quoted market prices of the underlying mutual funds, which represent the net asset value of shares held in the funds at year-end.  The Silicon Valley Bancshares Common Stock Fund is valued based on its quoted market price.  Participant loans and interest bearing cash are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold, as well as held during the year.

(e)         Payments of Benefits

Benefits are recorded when paid.

(f)                             Risks and Uncertainties

The Plan may invest in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3)                       Investments

The following table represents the fair value of investments. Individual investments which exceed 5% of the Plan’s net assets are separately presented for the year ended December 31, 2003:

2003

Mutual funds:
Fidelity Aggressive Growth Fund	$5,660,636
Spartan US Equity Index Fund	12,578,869
Other	17,261,555
Total mutual funds	35,501,060
Common stock:
Silicon Valley Bancshares Common Stock	39,616,799
Money Market Fund:
Fidelity Retirement Money Market Fund	6,403,754
Interest bearing cash	717,784
Participant loans	1,428,936
$83,668,333

During the year ended December 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value by $29,168,647, as summarized below:

2003

Net appreciation in fair value of investments:
Mutual Funds	$6,526,453
Common Stock	22,642,194
$29,168,647

(4)                          Interest in Master Trust

Prior to December 31, 2002, the Plan’s investments were included in the Master Trust, which was established for the investment of the assets of both the Plan and the MPP.  Each of these plans had an interest in certain investment portfolios within the Master Trust. The assets were separated by plan in the Master Trust, however, as previously discussed in Note 1(a), the Plan and the MPP were merged on December 31, 2002.  The assets of the Master Trust were held by Fidelity.  At December 31, 2002, the Plan’s interest in the assets of the Master Trust constituted 100% of the total Master Trust’s assets.

The Master Trust had following investments at December 31, 2002:

Investments, at fair value:
Money market funds	$7,906,364
Mutual funds	23,656,005
Silicon Valley Bancshares Common Stock Fund	26,151,482
Participant loan account	1,099,285

Total investment	$58,813,136

As of December 31, 2003 and 2002, the Plan owned 1,098,331 shares and 1,432,958 equivalent shares of Silicon Valley Bancshares common stock with a cost basis of $13,083,014 and $14,708,604 and a fair market value of $39,616,799 and $26,151,482, respectively.

(5)                          Nonparticipant Directed Investments

The following tables provide information on participant-directed and nonparticipant-directed activity for the Silicon Valley Bancshares Common Stock Fund at December 31 and do not include Silicon Valley Bancshares Common Stock due to the Plan, related to the employer’s contributions receivable by the Plan of $3,768,774 and $462,373 as of December 31, 2003 and 2002, respectively:

2003	Participant Directed	Non-Participant Directed	Total
Silicon Valley Bancshares common stock fund	$6,067,567	$34,389,677	$40,457,244

2002	Participant Directed	Non-Participant Directed	Total
Silicon Valley Bancshares common stock fund	$3,078,420	$23,073,062	$26,151,482

2003	Participant Directed	Non-Participant Directed	Total
Balance at beginning of year	$3,078,420	$23,073,062	$26,151,482
Net appreciation in fair value of investments	3,050,648	19,591,546	22,642,194
Employer contributions	220,562	451,280	671,842
Participant contributions	337,552	—	337,552
Rollovers	15,100	—	15,100
Benefits paid to participants	(248,902)	(8,214,387)	(8,463,289)
Interest on Loans	7,595	13,334	20,929
Loan fees and other expenses	(1,564)	(892)	(2,456)
Interfund transfers	(391,844)	(524,266)	(916,110)

Balance at end of year	$6,067,567	$34,389,677	$40,457,244

At December 31, 2003, the Plan’s investment in the Silicon Valley Bancshares Common Stock Fund includes the following underlying assets:

Silicon Valley Bancshares Common Stock	$39,616,799
Non-interest bearing cash	22,731
Interest bearing cash	717,784
Pending trades due from broker	99,284
Accrued income	646
$40,457,244

(6)                          Related Party Transactions

The Company is the Plan administrator, as defined in the Plan, and therefore, all Silicon Valley Bancshares common stock transactions involving the Plan qualify as exempt party-in-interest transactions.  Investments are managed by Fidelity, the Plan trustee and custodian, as defined in the Plan, and therefore, these transactions also qualify as exempt party-in-interest transactions.

(7)                          Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan or discontinue contributions, in accordance with the Plan document and under the provisions of ERISA, at any time and for any reason.  In the event of Plan termination, participants will become fully vested in their Company 401(k) match and ESOP accounts.

(8)                          Tax Status

The Internal Revenue Service (IRS) has made a favorable determination on the plan and informed the Company, by a letter dated November 20, 2002, that the Plan, as amended, and related trust are designed in accordance with applicable sections of the IRC.  The Plan administrator, based upon the advice of legal counsel, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

(9)                          Concentration of Investments

The Plan’s investment in shares of the Silicon Valley Bancshares common stock represents approximately 45% and 44% of total assets as of December 31, 2003 and 2002, respectively, which do not include Silicon Valley Bancshares Common Stock due to the Plan, related to the employer’s contributions receivable by the Plan of $3,768,774 and $462,373 as of December 31, 2003 and 2002, respectively. Silicon Valley Bancshares is a bank holding company and a financial holding company whose principal subsidiary is Silicon Valley Bank (the “Bank”), a California-chartered bank with headquarters in Santa Clara, California.  The Bank has 11 offices throughout California and operates regional offices in other states, including Arizona, Colorado, Florida, Georgia, Illinois, Massachusetts, Minnesota, New York, North Carolina, Oregon, Pennsylvania, Texas, Virginia, and Washington.

SILICON VALLEY BANK 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, line 4i-Schedule of Assets  (Held at End of Year)

December 31, 2003

(a)	(b) Issuer	(c) Description of investment	(d) Cost	(e) Current value
		Mutual funds:
*	Fidelity	Equity Income Fund (57,472 shares)		$2,859,237
*	Fidelity	Government Income Fund (310,534 shares)		3,173,659
*	Fidelity	Blue Chip Fund (7,961 shares)		315,477
*	Fidelity	Aggressive Growth Fund (379,145 shares)		5,660,636
*	Fidelity	Diversified International Fund (94,460 shares)		2,278,373
*	Fidelity	Mid-Cap Stock Fund (83,857 shares)		1,808,791
*	Fidelity	Freedom Income Fund (37,386 shares)		414,614
*	Fidelity	Freedom 2000 Fund (4,741 shares)		55,846
*	Fidelity	Freedom 2010 Fund (127,076 shares)		1,654,534
*	Fidelity	Freedom 2020 Fund (149,090 shares)		1,941,149
*	Fidelity	Freedom 2030 Fund (131,538 shares)		1,703,421
*	Fidelity	Freedom 2040 Fund (14,567 shares)		110,126
	Spartan	US Equity Index Fund (319,180 shares)		12,578,869
	Franklin	Small MidCap Growth A Fund (24,030 shares)		726,191
	Strong	Adv Small Cap Value Z Fund (7,996 shares)		220,137
				35,501,060

		Common Stock:
*	Silicon Valley Bancshares	**Silicon Valley Bancshares (1,098,331 shares)	13,083,014	39,616,799

		Money Market funds:
*	Fidelity	Fidelity Retirement Money Market Fund (6,403,754 shares)		6,403,754

*	Fidelity	**Interest bearing cash	717,784	717,784

		Participant loans:
*	Participant	208 loans with interest ranging from 4.00% to 10.50% and maturity dates ranging from January 14, 2004 to October 14, 2018.		1,428,936
				$83,668,333

* Denotes party-in-interest to the Plan

**Participant and nonparticipant directed

 See accompanying Report of Independent Registered Public Accounting Firm.

SILICON VALLEY BANK 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, line 4j-Schedule of Reportable Transactions

Year ended December 31, 2003

(a) Identity of Party involved	(b) Description of asset	(c) Number of transactions	(d) Purchase price	(e) Selling price	(f) Cost of asset	(g) Net gain

*Silicon Valley Bancshares	Common stock	various	$603,386	—	$603,386	—
*Silicon Valley Bancshares	Common stock	various	—	$8,878,317	$2,380,368	$6,497,949

*Nonparticipant directed

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 23, 2004	/s/ JACK JENKINS-STARK
Jack Jenkins-Stark
Chief Financial Officer